SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)[1]
OLD LINE BANCSHARES, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
Common Stock: 67984M100
(CUSIP Number)
NATHAN S. JONES, III, 3400 BOULEVARD COLONIAL HEIGHTS, VIRGINIA 23834 804.217.6048
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
JUNE 15, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67984M100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan S. Jones, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OF PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 106,440 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 106,440 SHARED VOTING POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.01 par value per share (the “Common Stock”) of Old Line Bancshares, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2995 Crain Highway, Waldorf, Maryland 20601.

Item 2.

Identity and Background

(A)

Nathan S. Jones, III

(B)

The business address of Mr. Jones is 3400 Boulevard, Colonial Heights, Virginia 23834.

(C)

Mr. Jones is a private investor and Capital Region CEO of Millennium Bank, N.A.

(D)

During the past five years, Mr. Jones has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)

During the past five years, Mr. Jones has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)

Mr. Jones is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Jones used personal funds in making acquisitions of shares of Common Stock, as follows:

(i)

20,000 shares of Common Stock were purchased on the open market for approximately $25.00 per share on June 4, 2003.

(ii)

1,000 shares of Common Stock were purchased on the open market for approximately $27.00 per share on July 11, 2003.

(iii)

600 shares of Common Stock were sold on the open market for approximately $29.50 per share on September 26, 2003.

Page 3 of 6 Pages

(iv)

40,800 shares of Common Stock were received from the Issuer, at no cost to Mr. Jones, as part of a stock dividend by the Issuer on October 10, 2003.

(v)

40,000 shares of Common Stock were purchased on the open market for approximately $9.75 per share on November 12, 2003.

(vi)

20,240 shares of Common Stock were received from the Issuer, at no cost to Mr. Jones, as part of a stock dividend by the Issuer on March 3, 2005.

(vii)

15,000 shares of Common Stock were sold on the open market for approximately $9.50 per share on June 15, 2005.

Item 4.

Purpose of Transaction

Mr. Jones has purchased shares of Common Stock for investment purposes.  Mr. Jones may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose, and may in the future beneficially own more than ten percent (10%) of the aggregate amount of Common Stock.  Mr. Jones intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock.

Except as described above or otherwise in this Schedule 13D/A, there are no plans or proposals that Mr. Jones may have that relate to or would result in:

(A)

The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(B)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)

A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)

Any material change in the present capitalization or dividend policy of the Issuer;

(F)

Any other material change in the Issuer’s business or corporate structure;

Page 4 of 6 Pages

(G)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(A)

The aggregate number and percentage of Common Stock beneficially owned by Mr. Jones are 106,440 shares, or 4.97% of the issued and outstanding shares of Common Stock.

(B)

Mr. Jones has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)

On June 15, 2005, Mr. Jones sold on the open market 15,000 shares of Common Stock for approximately $9.50 per share.

(D)

Not applicable.

(E)

On June 15, 2005, Mr. Jones ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.

Material to be Filed as Exhibits

Not applicable.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D/A is true, complete and correct.

Date:  June 20, 2005

 /s/ Nathan S. Jones, III

     Nathan S. Jones, III

Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 6 of 6 Pages